Exhibit 99.1

Commtouch Reports First Quarter 2010 Financial Results

•	Revenues increased by 15 percent year over year
•	Non-GAAP Operating Income increased by 35 percent year over year
•	Non-GAAP Net Income increased by 42 percent year over year

Sunnyvale, Calif. – May 4, 2010 – Commtouch® (NASDAQ: CTCH), a leading email and Web security technology provider, today announced its first quarter 2010 results.

First Quarter 2010 Financial Highlights:

•	Revenues for the first quarter of 2010 increased by 15% to $4,079 thousand compared to $3,543 thousand in the first quarter of 2009.

•
Operating Income in accordance with US Generally Accepted Accounting Principles (US GAAP) for the first quarter of 2010 increased by 57% to $806 thousand, as compared with GAAP operating income of $514 thousand in the first quarter of 2009.

•	Non-GAAP Operating Income for the first quarter of 2010 increased by 35% to $1,137 thousand, as compared with non-GAAP operating income of $842 thousand in the first quarter of 2009.

•
Net income in accordance with US Generally Accepted Accounting Principles (US GAAP) for the first quarter of 2010 increased by 82% to $794 thousand, as compared with $436 thousand in the first quarter of 2009.

•
Non-GAAP net income for the first quarter of 2010 increased by 42% to $1,087 thousand, as compared with non-GAAP net income of $764 thousand for the first quarter of 2009. Non-GAAP net income for the first quarter of 2010 excludes $331 thousand of stock-based compensation expenses, recorded in accordance with Financial Accounting ASC 718 as well as $38 thousand of deferred tax income.

•	Deferred Revenues (long-term and short-term) as of March 31, 2010 amounted to $3,217 thousand compared to $3,682 thousand in deferred revenues as of December 31, 2009.

•
Operating cash flow for the first quarter of 2010 was $700 thousand, compared to $907 thousand in the first quarter of 2009, with the shortfall mainly resulting from cash being received after the end of the quarter and thus not included in the results.

•
Cash, short term cash deposits and marketable securities as of March 31, 2010 amounted to $15,975 thousand, compared to $17,275 thousand as of December 31, 2009. The decrease is primarily due to the amount expended in the share buy-back program, as noted below, and the shortfall of cash received as noted above.

•
During the first quarter of 2010, the company began executing the new share buy-back program. As of March 31, 2010, the company had expended a total of $2,022 thousand out of the full buy-back program of $5 million, for the repurchase of 545 thousand shares at an average price of $3.7. The company intends to continue to implement the buy-back plan under the guidance of its Board of Directors.

First Quarter 2010 Business Highlights:

“We are pleased with our results of the quarter and we remain on track to achieving our goals for the year,” said Gideon Mantel, Commtouch’s chief executive officer and chairman of the board. “We are expanding our product offerings and, as a result, expanding our total available market and potential circle of customers. We are excited about the long term potential of these new products and confident in our ability to grow both top and bottom line numbers.”

•	The company signed 5 new OEM agreements during the quarter. The company’s global OEM partner count was 137 as of March 31, 2010.

•	Commtouch continued selling its GlobalView™ URL Filtering offering that it released at the end of 2008, reaching a total of 26 OEM partners by March 31, 2010.

•
Commtouch released two new products during the quarter that are targeted at the Service Provider market and that further augment the email and Web security package for ISPs, Web hosting companies and Software-as-a-Service (SaaS) providers:

o	A new outbound spam protection solution for service providers, which enables Service Providers to prevent spam from leaving their networks, as well as allowing them to identify the spamming source.

o
A dedicated connector to Hosted and Managed Microsoft Exchange environments, offering easy incorporation for Service Providers that seek to benefit from Commtouch’s technology without going through a technical integration cycle.

Mr. Mantel added: “We are putting a lot of emphasis on the opportunity in the Service Provider market, both in terms of our sales and marketing, as well as adopting our product offerings to this market. We are already seeing the first signals of success, and view this as evidence of our ability to execute in this market space.”

Business Outlook

Management reaffirms the guidance it provided for 2010 full year results.

Management continues to expect full year 2010 revenues to grow to between $17 million and $18 million,. Net income for 2010 is expected to reach approximately $5 million on a non-GAAP basis.

The above outlook is as of the date of this release, and the company undertakes no obligation to update its estimates in the future.

Use of Non-GAAP Measures

Commtouch’s non-GAAP net income differs from results reported under U.S. GAAP due to non-cash items; since it is too early to determine the impact of stock-based compensation expense for the rest of the 2010 year, Commtouch is not providing guidance on GAAP net income. Stock-based compensation expense has a negative impact on net income.

This press release includes financial measures for net income (loss), basic and diluted earnings per share that exclude stock-based compensation expenses and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management's and investors' ability to evaluate the company's net income or loss and earnings or loss per share and to compare it with historical net income or loss and earnings or loss per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

Financial Results Conference Call

The company has scheduled a conference call later today, May 4, 2010, at 10 a.m. ET.

To participate in the call, please dial one of the following numbers ten minutes prior to the start time of the call:
U.S.: 1 888 668 9141;
ISRAEL: 03 918 0609;
INTERNATIONAL: +972 3 918 0609

The call will also be simultaneously broadcast from a link on Commtouch’s website.

For those unable to listen to the live call, a replay of the call will be available the day after the call in the investor relations section of Commtouch’s website, at: http://www.commtouch.com/ir.

About Commtouch

Commtouch® (NASDAQ: CTCH) provides proven messaging and Web security technology to more than 130 security companies and service providers for integration into their solutions. Commtouch’s GlobalView™ and patented Recurrent Pattern Detection™ (RPD™) technologies are founded on a unique cloud-based approach, and work together in a comprehensive feedback loop to protect effectively in all languages and formats. Commtouch technology automatically analyzes billions of Internet transactions in real-time in its global data centers to identify new threats as they are initiated, protecting email infrastructures and enabling safe, compliant browsing. The company’s expertise in building efficient, massive-scale security services has resulted in mitigating Internet threats for thousands of organizations and hundreds of millions of users in 190 countries. Commtouch was founded in 1991, is headquartered in Netanya, Israel, and has a subsidiary in Sunnyvale, Calif.

Stay abreast of the latest news at the Commtouch Café: http://blog.commtouch.com. For more information about enhancing security offerings with Commtouch technology, see http://www.commtouch.com or write to info@commtouch.com.

Recurrent Pattern Detection, RPD, Zero-Hour and GlobalView are trademarks, and Commtouch is a registered trademark, of Commtouch Software Ltd. U.S. Patent No. 6,330,590 is owned by Commtouch.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release, including those relating to a) the expectation of continued growth in top and bottom line numbers, b) the ability to execute in the Service Provider space and c) the company’s optimistic business outlook for 2010, are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; competitive factors, including pricing pressures; technological developments, and products offered by competitors; the ability of our OEM partners to successfully penetrate markets with products integrated with Commtouch technology; a slower than expected acceptance rate for our newer product offerings; availability of qualified staff; and technological difficulties and resource constraints encountered in developing new products,  as well as those risks described in the text of this press release and the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Company Contact Ron Ela Chief Financial Officer Tel: (US) 650-864-2291 (Int’l) +972-9-8636813 ron.ela@commtouch.com	Investor Relations Contact Ehud Helft / Kenny Green CCG Investor Relations Tel: (US) 646-201-9246 (Int’l) +972-3-607-4717 commtouch@ccgisrael.com

** Tables to Follow **

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31	December 31
	2010	2009
	Unaudited	Audited
	In US$ thousands

Assets:
Current Assets:
Cash and cash equivalents	$15,975	$17,275
Trade receivables	1,942	1,932
Short term deferred tax	1,171	1,417
Prepaid expenses and other accounts receivable	643	643
Total current assets	19,731	21,267

Long-term lease deposits	65	63
Severance pay fund	1,026	945
Property and equipment, net	636	701
Long term deferred tax	1,271	987
Investment in affiliate	1,227	1,227
Total assets	23,956	25,190

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	321	357
Employees and payroll accruals	997	996
Accrued expenses and other liabilities	218	228
Short-term deferred revenue	2,516	2,834
Total current liabilities	4,052	4,415

Long-term deferred revenue	701	848
Accrued severance pay	1,147	1,050
Total liabilities	1,848	1,898

Shareholders’ equity	18,056	18,877
Total liabilities and shareholders’ equity	$23,956	$25,190

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$ thousands, except per share amounts)

	Three months ended
	March 31
	2010	2009
	Unaudited	Unaudited

Revenues	$4,079	$3,543

Cost of revenues	609	513

Gross profit	3,470	3,030

Operating expenses:

Research and development	810	786

Sales and marketing	1,062	998

General and administrative	792	732

Total operating expenses	2,664	2,516

Operating profit	806	514

Financial (expenses) income, net	(50)	(78)

Income before taxes	756	436

Taxes on income	(38)	-

Net income attributable to ordinary and equivalently participating shareholders	$794	$436

Earning per share- basic	$0.03	$0.02

Earning per share- diluted	$0.03	$0.02

Weighted average number of shares outstanding:
Basic	24,038	25,063
Diluted	25,427	25,818

Supplementary Financial Information

Unaudited Reconciliation of GAAP Financial Information to NON-GAAP

(In US$ thousands)

	Three months ended
	March 31

	GAAP		Non GAAP	GAAP		Non GAAP
	2010	Adjustments	2010	2009	Adjustments	2009
	Unaudited

Revenues	$4,079		$4,079	$3,543		$3,543

Cost of revenues	609	9	600	513	10	503

Gross profit	3,470	(9)	3,479	3,030	(10)	3,040

Operating expenses:

Research and development	810	73	737	786	71	715

Sales and marketing	1,062	93	969	998	72	926

General and administrative	792	156	636	732	175	557

Total operating expenses	2,664	322	2,342	2,516	318	2,198

Operating profit	806	331	1,137	514	328	842

Financial (expenses) income, net	(50)		(50)	(78)		(78)

Income before taxes	756		1,087	436		764

Taxes on income	(38)	(38)	-	-	-	-

Net income	794		$1,087	$436		$764

Earning per share- basic	$0.03		$0.05	$0.02		$0.03

Earning per share- diluted	$0.03		$0.04	$0.02		$0.03

Weighted average number of shares outstanding:
Basic	24,038		24,038	25,063		25,063
Diluted	25,427		25,427	25,818		25,818

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED CASH FLOW DATA

(In US$ thousands)

	Three months ended
	March 31
	2010	2009
	Unaudited	Unaudited
Cash flow from operating activities

Net income	$794	$436

Adjustments:
Depreciation	128	118
Compensations related to options issued to employees and consultants	343	329

Changes in assets and liabilities:
Increase in trade receivables	(10)	(73)
Increase in deferred tax	(38)	-
Decrease in prepaid expenses and other receivables	-	14
Decrease in accounts payable	(59)	(29)
Decrease in employees and payroll accruals, accrued expenses and other liabilities	(9)	(53)
Increase (decrease) in deferred revenues	(465)	159
Increase in accrued severance pay, net	16	6
Net cash provided by operating activities	700	907

Cash from investing activities

Change in short term cash deposit	-	1
Sales of marketable securities	-	2,000
Change in long - term lease deposits	(2)	4
Purchase of property and equipment	(40)	(78)
Net cash (used in) provided by investing activities	(42)	1,927

Cash flows from financing activities

Buyback of outstanding shares	(2,022)	(639)
Proceeds from options and warrants exercises	64	55
Net cash used in financing activities	(1,958)	(584)

(Decrease) increase in cash and cash equivalents	(1,300)	2,250
Cash and cash equivalents at the beginning of the period	17,275	13,661
Cash and cash equivalents at the end of the period	$15,975	$15,911